

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 28, 2016

VIA E-mail
Mr. Derica Rice
Executive Vice President, Global Services and
    Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

    Re: **Eli Lilly and Company**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 19, 2016
             File No. 001-06351

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis
Application of Critical Accounting Policies
Revenue Recognition and Sales Return, Rebate, and Discount Accruals
Financial Statement Impact, page 50

1. Please explain to us why reduction of net sales due to sales returns, discounts, and rebates for US Pharmaceuticals as shown in the table as a percentage of US Pharmaceuticals' gross revenues have increased from 29.7% in 2013 to 38.9% in 2014 and to 43.6% in 2015.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 18. Segment Information, page 101</u>

2. Please clarify that the Company's two business segments are its only operating segments. If not, please explain. Your website discusses five global business areas and each has a senior vice president. Please provide us with the following information as it relates to the Company's operating segments, the CODM, and the five global business areas:

   - The title and roles of the Chief Operating Decision Maker (CODM) and each individual who reports to the CODM.
   - How often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
   - The title and role of the person the senior vice president over each global business area reports to in the organization.
   - Describe the information regularly provided to the CODM including whether and, if so, to what extent the information includes budgets and discrete information for the five global business areas.
   - If budgets are prepared for the global business areas, explain who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
   - For the global business areas, describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.
   - Describe the basis for determining the compensation for each of the individuals that report to the CODM and, for the senior vice presidents over the global business areas, the extent to which the determination relates to their respective global business area.

3. Please tell us:
   - why segment profit for human pharmaceutical products increased in 2015 as compared to 2014 when net revenue remained relatively flat; and
   - why segment profit for animal health decreased in 2015 as compared to 2014 when net revenue increased significantly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Senior Staff Accountant, at (202) 551-3652 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance